

Sun Life Announces Manjit Singh as Chief Financial Officer

Sun Life is pleased to announce the appointment of Manjit Singh as Executive Vice-President and Chief Financial Officer, reporting to Kevin Strain, President and incoming CEO, Sun Life, effective March 29, 2021. With more than 25 years of finance, strategy, risk and treasury experience, Manjit has worked in financial services both in Canada and internationally. He joins Sun Life from a major Canadian bank where he was most recently Executive Vice-President of Finance. In his new role, Manjit will have responsibility for leading Sun Life's Finance organization, including Finance, Tax, Capital, Corporate Development, Investor Relations and strategic finance initiatives including implementation of the new IFRS 17 accounting standard. He will also be a member of the Executive Team.

"We're excited to welcome Manjit to Sun Life," said Kevin Strain. "Manjit is assuming this role during a critical time for our organization and our industry. He is a strong addition to our Executive Team and I know that we will benefit greatly from his extensive background and experience in financial services. He is a passionate leader with a strong Client focus who will support the ongoing transformation of our finance function and help us deliver on our Purpose of helping Clients achieve lifetime financial security and live healthier lives."

An active community leader, Manjit is currently the President of ASCEND Canada and is a Board Member of Trillium Health Partners. A native of Mississauga, he holds a Bachelor of Arts degree from the University of Waterloo and Masters of Business Administration from the Richard Ivey School of Business. He is a Fellow of the Chartered Professional Accountants (CPA) of Ontario, has earned the CFA designation, and completed the Advanced Management Program at the Harvard Business School.

About Sun Life

Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2020, Sun Life had total assets under management of $1,247 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

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Media Relations Contact:
Aishling Cullen
Vice-President, Corporate Communications
T. 416-979-6487
aishling.cullen@sunlife.com